UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Targeted Medical Pharma, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Amir Heshmatpour
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212
 (310) 492-9898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
AFH Holding & Advisory, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,304,850

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,304,850

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.94%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on 21,949,575 shares of common stock outstanding as of July 14, 2011

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Amir Heshmatpour

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,304,850(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,304,850(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,850(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.94%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Represents 1,304,850 shares of common stock owned by AFH Holding & Advisory, LLC (“AFH”). Mr. Heshmatpour is the sole owner of AFH and has sole voting and investment control over the securities owned of record by AFH. Therefore, he may be deemed a beneficial owner of the 1,304,850 shares of common stock owned by AFH.

(2)	Based on 21,949,575 shares of common stock outstanding as of July 14, 2011

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Griffin Ventures, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Targeted Medical Pharma, Inc., whose principal executive offices is located at 2980 Beverly Glen Circle, Suite 301, Los Angeles, CA 90077 (the “Issuer”).

Item 2. Identity and Background.

(a) The names of the reporting persons are Amir F. Heshmatpour, AFH Holding & Advisory, LLC (“AFH”) and Griffin Ventures, LTD (“Griffin”) (the “Reporting Persons”).

(b) The business address of the Reporting Persons is 9595 Wilshire Blvd, Beverly Hills, CA 90212.

(c) Amir Heshmatpour is the sole owner of AFH and Griffin.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Amir Heshmatpour is a citizen of the U.S.A. AFH was incorporated in Delaware. Griffin was formed in Nevada.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 18, 2011, Griffin sold an aggregate of 75,472 shares of Common Stock of the Issuer for the aggregate sum of $200,000 or $2.65 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated July 18, 2011, by and between Griffin and Irving Bauman.

On July 22, 2011, Griffin sold an aggregate of 45,000 shares of Common Stock of the Issuer for the aggregate sum of $114,750 or $2.55 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated July 22, 2011, by and between Griffin and David Johnson.

On July 28, 2011, Griffin sold an aggregate of 33,334 shares of Common Stock of the Issuer for the aggregate sum of $85,001.70 or $2.55 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated July 28, 2011, by and between Griffin and David Johnson.

On July 29, 2011, Griffin sold an aggregate of 14,000 shares of Common Stock of the Issuer for the aggregate sum of $37,100 or $2.65 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated July 29, 2011, by and between Griffin and Stuart Silverman.

On August 1, 2011, Griffin sold an aggregate of 18,868 shares of Common Stock of the Issuer for the aggregate sum of $50,000.20 or $2.65 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated August 1, 2011, by and between Griffin and Laurence Rifkin.

On August 9, 2011, Griffin sold an aggregate of 9,434 shares of Common Stock of the Issuer for the aggregate sum of $25,000.10 or $2.65 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated August 9, 2011, by and between Griffin and Edward John Allera.

On August 16, 2011, Griffin sold an aggregate of 27,477 shares of Common Stock of the Issuer for the aggregate sum of $70,066.35 or $2.55 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated August 16, 2011, by and between Griffin and David Johnson.

As of the date hereof, Griffin does not own any securities of the Issuer.

Mr. Heshmatpour is the sole owner of AFH and Griffin and has sole voting and investment control over the securities of the Issuer owned by AFH and Griffin. As of the date hereof, AFH owns 1,304,850 shares of Common Stock. Therefore, Mr. Heshmatpour may be deemed to beneficially own the 1,304,850 shares of Common Stock owned by AFH.

Item 4.  Purpose of Transaction.

Griffin sold an aggregate of 223,585 shares (the “Shares”) of Common Stock for an aggregate sum of $581,918.35 in the transactions outlined in Item 3.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Mr. Heshmatpour beneficially owns 1,304,850 shares of Common Stock and no shares of record, representing 5.94% of the outstanding shares of Common Stock of the Issuer. AFH owns of record 1,304,850 shares of Common Stock, representing 5.94% of the outstanding shares of Common Stock of the Issuer. Griffin does not own any securities of record or beneficially of the Issuer. Each of the amounts represented in this Item 5(a) is based upon 21,949,575 shares of Common Stock issued and outstanding as of July 14, 2011.

(b) Mr. Heshmatpour is the sole owner of Griffin and AFH and has the sole right to vote and dispose, or direct the disposition, of the 1,304,850 shares of Common Stock owned of record by AFH.

(c) On July 18, 2011, Griffin disposed of an aggregate of 75,472 shares of Common Stock for the aggregate sum of $200,000 or $2.65 per share of Common Stock, effective July 18, 2011.

On July 22, 2011, Griffin disposed of an aggregate of 45,000 shares of Common Stock for the aggregate sum of $114,750 or $2.55 per share of Common Stock, effective July 22, 2011.

On July 28, 2011, Griffin disposed of an aggregate of 33,334 shares of Common Stock for the aggregate sum of $85,001.70 or $2.55 per share of Common Stock, effective July 28, 2011.

On July 29, 2011, Griffin disposed of an aggregate of 14,000 shares of Common Stock for the aggregate sum of $37,100 or $2.65 per share of Common Stock, effective July 29, 2011.

On August 1, 2011, Griffin disposed of an aggregate of 18,868 shares of Common Stock for the aggregate sum of $50,000.20 or $2.65 per share of Common Stock, effective August 1, 2011.

On August 9, 2011, Griffin disposed of an aggregate of 9,434 shares of Common Stock for the aggregate sum of $25,000.10 or $2.65 per share of Common Stock, effective August 9, 2011.

On August 16, 2011, Griffin disposed of an aggregate of 27,477 shares of Common Stock for the aggregate sum of $70,066.35 or $2.55 per share of Common Stock, effective August 16, 2011.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

10.1 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and Irving Bauman, dated July 18, 2011
10.2 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and David Johnson, dated July 22, 2011
10.3 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and David Johnson, dated July 28, 2011
10.4 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and Stuart Silverman, dated July 29, 2011
10.5 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and Laurence Rifkin, dated August 1, 2011
10.6 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and Edward John Allera, dated August 9, 2011
10.7 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and David Johnson, dated August 16, 2011
99.1 Joint Filing Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2011

/s/ Amir Heshmatpour
______________________________________
Amir Heshmatpour

AFH Holding & Advisory, LLC

/s/ Amir Heshmatpour
______________________________________
Amir Heshmatpour

Griffin Ventures, Ltd.

/s/ Amir Heshmatpour
______________________________________
Amir Heshmatpour